As filed with the Securities and Exchange Commission on June 17, 2011
1933 Act Registration No. 333-125790
1940 Act Registration No. 811-09241
CIK No. 0001080299

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 10

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 42

Lincoln Life Flexible Premium Variable Life Account S
(Exact Name of Registrant)

Lincoln Corporate Variable 5
Lincoln Corporate Commitment VUL

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Exact Name of Depositor)

1300 South Clinton Street
Fort Wayne, Indiana 46802
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, Including Area Code: (260) 455-2000

Peter P. Feeley
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)

Copy To:
John L. Reizian
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Approximate Date of Proposed Public Offering: Continuous

Title of Securities being registered:
Indefinite Number of Units of Interest in Variable Life Insurance Contracts.

An indefinite amount of the securities being offered by the Registration
Statement has been registered pursuant to
Rule 24f-2 under the Investment Company Act of 1940. The Form 24F-2 for the
Registrant for the fiscal year ending
December 31, 2010 was filed March 18, 2011.

It is proposed that this filing will become effective:
/ / immediately upon filing pursuant to paragraph (b)
// on May 1, 2011 pursuant to paragraph (b)
/X/ 60 days after filing pursuant to paragraph (a)(1)
/ / on April 1, 2010 pursuant to paragraph (a)(1) of Rule 485.
/ / This Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment. Such effective date shall be
 December 22, 2010.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY:
LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT S

SUPPLEMENT DATED
TO THE PRODUCT PROSPECTUS DATED MAY 1, 2011 FOR:

LINCOLN CORPORATE COMMITMENT® VUL

This Supplement to your prospectus for LINCOLN CORPORATE COMMITMENT® VUL describes a new optional rider – Surrender Value and Loan Spread Enhancement Rider – applicable to policies issued on or after __________ 2011, subject to state availability.   All pertinent sections of your underlying prospectus have been updated to describe this rider.  All other provisions of your prospectus remain unchanged.

The following has been added to Table II:  Periodic Charges Other Than Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Surrender Value and Loan Spread Enhancement Rider	N/A	There is no charge for this rider.

The following has been added to section “Your Insurance Policy” sub-section “Riders”:

Surrender Value and Loan Spread Enhancement Rider.  The policy can be issued with a Surrender Value and Loan Spread Enhancement Rider at no additional charge.  The rider must be elected at application and may not be available on all policies.  For example, you may not choose this rider if you have elected the Adjustable Benefit Enhancement Rider or the Enhanced Surrender Value Rider.

Surrender Value Enhancement:  If this rider is included with your policy and you effect an “Eligible Surrender” within the first four policy years (the “Surrender Value Enhancement Period”), the proceeds you will receive will be increased by a certain amount over what you would have received had you not elected this rider.  An “Eligible Surrender” is a full surrender of the policy.  Partial surrenders and withdrawals of less than the full amount of the policy’s cash surrender value are not “Eligible Surrenders.  A full surrender in the course of an exchange of policies pursuant to Section 1035 of the Internal Revenue Code is also not an Eligible Surrender, unless you reside in a state where such an exception is not allowed.  The amount of the increase in your surrender proceeds will depend on the “Surrender Value and Loan Spread Enhancement Option” (described below) that you choose when you apply for the policy.  The Surrender Value and Loan Spread Enhancement Option gives you the opportunity to exchange a portion of the increase in surrender value for a lower net cost of borrowing in later policy years (“Loan Spread” - see Loan Spread definition below.)

The Surrender Value Enhancement only applies during the Surrender Value Enhancement Period and only while the rider is In Force.  It is calculated as follows: (a) multiplied by (b) multiplied by (c) multiplied by (d) where:

(a)	is the applicable Surrender Value Enhancement Rate
(b)	is the Term Blend Adjustment Factor; and
(c)	is the cumulative Surrender Value Enhancement Premium; and
(d)	is the Surrender Value Enhancement Multiplier.

These terms are explained below.

Surrender Value Enhancement Rate.  This rate is taken from a table of rates shown in your policy and is based on our expectations of future investment earnings, persistency and expenses, including taxes.  The rate for Policy Year 1 will be as shown in the table of rates in your policy.  The rates in Policy Year 2 through Policy Year 4 will be determined annually and are guaranteed to fall within a range of rates from 10% to 0.25%.  At the beginning of Policy Year 5 and thereafter, the rate will be zero.

Term Blend Adjustment Factor.  If you do not have a Term Insurance Rider in effect under your policy, the Term Blend Adjustment Factor is equal to 1.0.  If a Term Insurance Rider is in effect under your policy, this factor is calculated as ((a) divided by (b)) multiplied by (c) plus (d) where:

(a)	is Your policy Specified Amount on the date of the Eligible Surrender;
(b)	is the total of Your policy Specified Amount and any additional Specified Amount provide under the Term Insurance Rider in effect as of the date of Eligible Surrender;
(c)	is .70;
(d)	is .30.

Surrender Value Enhancement Premium.  The Surrender Value Enhancement Premium is an amount equal to the lesser of (1) and (2) where:

(1)	is the sum of the policy premiums paid during the Policy Year; less the sum of any partial surrenders paid during the Policy Year; or
(2)
is the policy Target Premium for the applicable Policy Year multiplied by the ratio of the Target Specified Amount to the base policy’s Specified Amount.  The Target Premium, Target Specified Amount and base policy’s Specified Amount are all shown in the policy.  As provided in the policy, the Target Premium is subject to change based on future changes you make to the policy (i.e. withdrawals, changes in Specified Amount).

Cumulative Surrender Value Enhancement Premium.  This is an amount equal to the total of Surrender Value Enhancement premiums you have paid to date as of the date of the Eligible Surrender.

Surrender Value Enhancement Multiplier.  This number is found in your policy and is based on the Surrender Value and Loan Spread Enhancement Option you have selected.  The multiplier and Loan Spread Enhancement Option are described below.

Loan Spread Enhancement.  The difference between the interest rate we charge you for policy loans and the interest we credit to your policy’s Loan Collateral Account (or Loan Account) represents your net cost of borrowing and is called the “Loan Spread.”  The amount of your Loan Spread is determined by the amount of Surrender Value Enhancement you agree to receive on an Eligible Surrender.  At the time of application, you will select a Surrender Value and Loan Spread Enhancement Option which thereafter cannot be changed.  Your choice of option will determine:

(a)	the percentage of the Surrender Value Enhancement amount (the “Surrender Value Enhancement Multiplier” or “Multiplier”) you would receive in the event of an Eligible Surrender; and
(b)	the Loan Spreads that would be available with respect to any outstanding policy loans.

Accordingly, if you have outstanding policy loans, while the rider is In Force, the Loan Spread is guaranteed not to exceed the Loan Spread Enhancement Rates shown in your policy for the option you have chosen.

For example, the currently available Surrender Value and Loan Spread Enhancement Options, Surrender Value Enhancement Multipliers and resulting Loan Spreads are shown in the table below.  Referring to the table, if you chose Option 1, you would receive 100% of the Surrender Value Enhancement calculated as described above.  In doing so, your Loan Spread rate for all years would be .50%.  If you chose Option 2, in exchange for agreeing to receive 75% of the Surrender Value Enhancement, your policy loans would experience a Loan Spread rate of .50% during the first 10 policy years and .25% thereafter.  Finally, if you chose Option 3, your Loan Spread rate will be .50% during the 1st 10 policy years and 0% thereafter.

Surrender Value and Loan Spread Enhancement Option – Surrender Value Enhancement Multiplier		Policy Years 0-10	Policy Years 11+
Option 1	100%	0.50%	0.50%
Option 2	75%	0.50%	0.25%
Option 3	50%	0.50%	0.00%

It is important to note that, during the Surrender Value Enhancement Period, the amount available under your policy for partial surrenders and loans will not be increased due to this rider.  Also, the Loan Spread Enhancement will apply only to standard policy loans and will not apply to loans under the Alternative Policy Loan Rider, if elected.

The Prospectus and Statement of Additional Information, including the consolidated financials statements of The Lincoln National Life Insurance Company and the financial statements of Lincoln Life Flexible Premium Variable Life Account M, as submitted with Post-Effective Amendment No. 9 to Registration Statement on Form N-6 filed on April 1, 2011 (File No. 333-125790), are incorporated herein by reference.

PART C - OTHER INFORMATION

Item 26. EXHIBITS

(1) Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(1)

(2) Commission Schedule for Variable Life Policies.(2)

(3) (a) Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc.(3) and amendments.(6)

(4) (a) Policy Form LN939(15)

     (b) Load Amortization Rider - LR853(15)

     (c) Term Insurance Rider - LR526(8)

     (d) Enhanced Surrender Value Rider - LR529(9)

     (e) Adjustable Benefit Enhancement Rider(12)

     (f) Alternative Policy Loan Rider - LR791(13)

     (g) Surrender Value and Loan Spread Enhancement Rider (Filed herewith)

(5) (a) Application Part I - B58 (17)

     (b) Application Part II (Corporate/Individual Owner) - B59 (17)

     (c) Consent Forms B10457 and B10458 (17)

(6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company.(4)

     (b) Bylaws of The Lincoln National Life Insurance Company.(7)

(7) Form of Reinsurance Contracts.(14)

(8) Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:

     (a) AllianceBernstein Variable Products Series Fund, Inc.(16)

     (b) American Century Investments Variable Portfolios, Inc.(18)

     (c) American Funds Insurance Series(18)

     (d) BlackRock Variable Series Fund, Inc. (18)

     (e) Delaware VIP Trust(16)

     (f) DWS Investments VIT Funds(16)

     (g) DWS Variable Series II (16)

     (h) Fidelity Variable Insurance Products(16)

     (i) Franklin Templeton Variable Insurance Products Trust(18)

     (j) Janus Aspen Series(16)

     (k) Lincoln Variable Insurance Products Trust(18)

     (l) M Fund, Inc.(10)

     (m) MFS Variable Insurance Trust(10)

     (n) Neuberger Berman Advisers Management Trust(10)

     (o) PIMCO Variable Insurance Trust(18)

(9) (a) Accounting and Financial Administration Services Agreement dated 10/1/07 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York.(5)

(10) Not applicable.

(11) Opinion and Consent of John L. Reizian, Esq. (Filed herewith)

(12) Not Applicable.

(13) Not Applicable.

(14) Consent of Ernst & Young LLP, Independent Registered Public Accounting
   Firm.(Filed by Amendment)

(15) Not applicable.

(16) Not applicable.

(17) Compliance Procedures(18)

____________________

     (1) Incorporated by reference to Initial Registration Statement on Form S-6 (File No. 333-04999) filed on September 24, 1996.

     (2) Incorporated by reference to Post-Effective Amendment No. 3 on Form  S-6 (File No. 333-72875) filed on May 1, 2000.

   (3) Incorporated by reference to Post-Effective Amendment No. 24 on Form N-4 (File No. 333-61554) filed on December 18, 2007.

     (4) Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-27783) filed on December 5, 1996.

     (5) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

   (6) (a) Selling Group Agreement for Lincoln Financial Advisors incorporated herein by reference to Post-Effective Amendment No. 16 (File No. 033-25990) filed on April 22, 1999.

   (b) Amendment dated November 22, 1999 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.

   (c) Amendment dated February 14, 2000 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.

   (d) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

     (7) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

     (8) Incorporated by reference to Initial Registration Statement on Form  N-6 (File 333-104719) filed on April 24, 2003.

     (9) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-104719) filed on July 17, 2003.

     (10) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on April 1, 2008.

   (11) Incorporated by reference to Post-Effective Amendment No. 11 on Form N-4 (File No. 333-145531) filed on August 26, 2010.

   (12) Incorporated by reference to Post-Effective Amendment No. 4 on Form N-6 (File No. 333-104719) filed on August 23, 2004.

     (13) Incorporated by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-104719) filed on May 10, 2005.

     (14) Incorporated by reference to Post-Effective Amendment No. 1 on Form  N-6 (File No. 333-139960) filed on April 1, 2008.

     (15) Incorporated by reference to Initial Registration Statement on Form  N-6 (File No. 333-125790) filed on June 14, 2005.

     (16) Incorporated by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.

     (17) Incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-125790) filed on April 1, 2009.

     (18) Incorporated by reference to Post-Effective Amendment No. 16 on Form  N-6 (File No. 333-146507) filed on April 1, 2011.

Item 27. Directors and Officers of the Depositor

Name                                                      Positions and Offices with Depositor
---------------------------          -------------------------------------------------------------------
Dennis R. Glass**                               President and Director
Frederick J. Crawford**                      Executive Vice President and Director
Mark E. Konen***                              Senior Vice President and Director
Keith J. Ryan*                                      Vice President and Director
Rise C. M. Taylor*                               Vice President and Treasurer
Charles A. Brawley, III**                    Vice President and Secretary
C. Phillip Elam II***                             Senior Vice President, Chief Investment Officer
Randal Freitag**	Executive Vice President, Chief Financial Officer and Director
Charles C. Cornellio***                      Executive Vice President, Chief Administrator Officer and

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

** Principal business address is 150 North Radnor Chester Road, Radnor, PA 19087

*** Principal business address is 100 North Greene Street, Greensboro, NC 27401

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System (11)

Item 29. Indemnification

(a) Brief description of indemnification provisions:

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life.  Certain additional conditions apply to indemnification in criminal proceedings.  In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions.  Indemnification is permitted by, and is subject to the requirements of, Indiana law.

 (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

(a) Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln Life Flexible Premium Variable Life Account Y; and Lincoln National Variable Annuity Account 53.

(b) Following are the Officers and Directors of Lincoln Financial Distributors, Inc.:

Name                                             Positions and Offices with Underwriter
------------------------          ------------------------------------------------------------
Wilford H. Fuller*                           President, Chief Executive Officer and Director
Patrick J. Caulfield**                      Vice President and Chief Compliance Officer, Senior Counsel
Patricia Insley*                                Vice President and Director
Keith J. Ryan***                             Vice President and Chief Financial Officer
Linda Woodward***                      Secretary
Joel Schwartz*                                  Vice President and Director
Anant Bhalla*                                   Vice President, Treasurer
Thomas O'Neill*                                Vice President, Chief Operating Officer, and Director

* Principal Business address is 130 North Radnor Chester Road, Philadelphia, PA 19102

** Principal Business address is 350 Church Street, Hartford, CT 06103

*** Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

(c) N/A

Item 31. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Bank of New York Mellon, N.A., One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Andesa Services, Inc., 3435 Winchester Road, Suite 401, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

Lincoln Life represents that the fees and charges deducted under the policies in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account S, (File No.: 333-125790; 811-09241; CIK: 0001080299) has duly caused this Post-Effective Amendment No. 10 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 16tht day of June, 2011.  Registrant certifies that this amendment meets all of the requirements for effectiveness pursuant to Rule 485(a) under the Securities Act of 1933.

Lincoln Life Flexible Premium Variable Life Account S
(Registrant)

/s/ Joshua R. Durand
By _________________________________
Joshua R. Durand
Assistant Vice President
The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company
(Depositor)

/s/ Joshua R. Durand
By _________________________________
Joshua R. Durand
Assistant Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement (File No.: 333-125790; 811-09241; CIK: 0001080299) on Form N-6 has been signed below on June 16, 2011 by the following persons, as officers and directors of the Depositor, in the capacities indicated.

Signature                                                                Title

/s/ Dennis R. Glass *
______________________________	President and Director
Dennis R. Glass

/s/ Charles C. Cornelio *
______________________________	Executive Vice President; Chief Administrative Officer
Charles C. Cornelio	and Director

/s/ Frederick J. Crawford *
______________________________	Executive Vice President; and Director
Frederick J. Crawford

/s/ C Phillip Elam II *
______________________________	Senior Vice President, Chief Investment Officer
C. Phillip Elam II

/s/ Randal J. Freitag *
______________________________	Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/ Mark E. Konen *
______________________________	Senior Vice President and Director
Mark E. Konen

/s/ Keith J. Ryan *
______________________________                         Vice President and Director
Keith J. Ryan

/s/ John L. Reizian
* By ________________________________________
John L. Reizian
Attorney-in-Fact, pursuant to a Power-
of-Attorney filed with this Registration
Statement